EXHIBIT (m)

                        DISTRIBUTION AND SERVICE PLAN

   Whereas, Integrity Small-Cap Fund of Funds, Inc. (the "Fund"), a North Dakota corporation, engages in business as an open-end management investment company and is registered under the Investment Company Act of 1940, as amended (the "Act");

   Whereas, the Fund consists of one series and issues one class of shares (the "Shares");

   Whereas, the Fund employs ND Capital, Inc. (the "Distributor") as distribu-tor of the Shares of the Fund pursuant to a distribution agreement dated September 15, 1998.

   Whereas, the Fund desires to adopt a distribution and service plan pursuant to Rule 12b-1 under the Act ("Rule 12b-1") and the Board of Directors of the Fund has determined that there is a reasonable likelihood that adoption of this distribution and service plan will benefit the Fund and its shareholders;

   Now, therefore, the Fund hereby adopts, and the Distributor hereby agrees to the terms of this distribution and service plan (the "Plan") in accordance with Rule 12b-1, on the following terms and conditions:

   Section 1. The Fund is authorized to compensate the Distributor for services performed and expenses incurred by the Distributor in connection with the distribution of Fund Shares. These services and expenses include, but are not required to be included nor limited to, the following: (a) paying sales commissions and other fees, including related financing costs, to dealers who sell Fund Shares; (b) making payments to, and the expenses of, persons who provide support services in connection with the distribution of the Fund's Shares, including, but not limited to, office space and equipment; telephone facilities; answering routine inquiries regarding the Fund; processing share-holder transactions; maintaining account records for shareholders who benefici-ally own Shares; assisting shareholders in interpreting confirmations, state-ments and other documents; communicating with the Fund and its transfer agent and custodian; assisting shareholders in redeeming shares; and providing any other shareholder services not otherwise provided by the Fund's transfer agent and for which "service fees" lawfully may be paid in accordance with applicable rules and regulations; (c) the formulation and implementation of marketing and promotional activities, including, but not limited to, direct mail promotions and television, radio, newspaper, magazine, and other mass media advertising;
(d) printing and distributing prospectuses, statements of additional informa-tion, and reports of the Fund to prospective shareholders of the Fund;
(e) preparing, printing, and distributing advertising and sales literature pertaining to the Fund; (f) obtaining such information, analyses, and reports with respect to marketing and promotional activities that the Fund may, from time to time, deem advisable; and (g) providing training, marketing and support to such dealers with respect to the sale of Fund Shares. Subject to the limita-tion in Section 2, the Distributor may use all or any portion of the fee received pursuant to this Plan to compensate securities dealers or other persons who have engaged in the sales of Fund Shares, in shareholder support services pursuant to agreements with the Distributor, or to pay any of the expenses associated with other activities authorized under Section 1 hereof.

   Section 2. Annual Fee. In consideration for the services provided and the expenses incurred by the Distributor pursuant to the Distribution Agreement and
Section 1 hereof, the Fund will pay the Distributor a fee at an annual rate of 0.75% (or such lesser amount as the

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Directors may, from time to time, determine) of the average daily net assets of the Fund. Such compensation will be calculated daily and paid monthly or at such other intervals as the Board of Directors may determine. The Distrib-utor may, but is not required to, use any or all of the foregoing fee to make service payments to dealers at the annual rate of up to 0.25% (or such lesser amount as the Directors may, from time to time determine) of the average daily net assets of the Fund in recognition of the shareholder services provided in
Section 1 hereof. Accordingly, the Fund will not pay more than an annual rate of 0.25% of its average daily net assets as a service fee in recognition of shareholder services provided and/or the maintenance of shareholder accounts.

   Section 3. Activities of Adviser. The Fund presently pays, and will continue to pay, a management fee to ND Money Management, Inc. (the "Adviser") pursuant to a management agreement between the Fund and the Adviser (the "Management Contract"). It is recognized that the Adviser may use its manage-ment fee revenue, as well as its past profits or its resources from any other source, to make payment to the Distributor with respect to any expenses in-curred in connection with the distribution of Fund Shares, including the activ-ities referred to in Section 1 hereof. To the extent that the payment of management fees by the Fund to the Adviser should be deemed to be indirect financing of any activity primarily intended to result in the sale of Fund Shares within the meaning of Rule 12b-1, then such payment shall be deemed to be authorized by this Plan.

   Section 4. Required Activities. This Plan does not require the Distributor or Adviser to perform any specific type or level of distribution activities or to incur any specific level of expenses for activities primarily intended to result in the sale of Fund Shares.

   Section 5. Approval by Directors. Neither the Plan nor any related agree-ments will take effect until approved by a majority vote of both (a) the full Board of Directors of the Fund and (b) those Directors who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it (the "Qualified Directors"), cast in person at a meeting called for the purpose of voting the Plan and the related agreements.

   Section 6. Continuance of the Plan. The Plan shall, unless terminated as hereinafter provided, remain in effect until September 15, 2000, and shall continue in effect thereafter so long as such continuance is specifically approved at least annually by the Fund's Board of Directors in the manner described in Section 5 above.

   Section 7. Termination. The Plan may be terminated at any time with respect to the Fund by a majority vote of the Qualified Directors or by a vote of a majority of the outstanding voting securities of the Fund. Any agreement related to the Plan may be terminated at any time, without the payment of any penalty, by a majority vote of the Qualified Directors or by vote of a majority of the outstanding voting securities of the Fund on not more that sixty days' written notice to any other party to the agreement and will automatically terminate in the event of its assignment.

   Section 8. Amendments. The Plan may not be amended so as to increase materially the amount of the fee described in Section 2 above with respect to the Fund, unless the amendment is approved by a vote of at least a majority of the outstanding voting securities of the Fund. In

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addition, no material amendment to the Plan may be made unless approved by the
Fund's Board of Directors in the manner described in Section 5 above.

   Section 9. Selection of Certain Directors. While the Plan is in effect, the selection and nomination of the Fund's Directors who are not interested persons of the Fund will be committed to the discretion of the Directors then in office who are not interested persons of the Fund.

   Section 10. Written Reports. In each year during which the Plan remains in effect, any person authorized to direct the disposition of moneys paid or payable by the Fund pursuant to the Plan or any related agreement will prepare and furnish to the Fund's Board of Directors, and the Board will review, at least quarterly, written reports, complying with the requirements of the Rule, which set out the amounts expended under the Plan and the purposes for which those expenditures were made.

   Section 11. Preservation of Materials. The Fund will preserve copies of the Plan, any agreement relating to the Plan, and any report made pursuant to
Section 10 above for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement, or report.

   Section 12. Meanings of Certain Terms. As used in the Plan, the terms "interested person" and "majority of the outstanding voting securities" will be deemed to have the same meaning that those terms have under the Act and the rules and regulations under the Act, subject to any exemption that may be granted to the Fund under the Act by the Securities and Exchange Commission.

   Section 13. Limitation of Liability. The execution of the Plan by an officer of the Fund has been authorized by the Fund's Board of Directors. In undertaking those actions, the officer and the Board of Directors have each acted on behalf of the Fund. In addition, the obligations imposed under the Plan are binding only upon the assets and property of the Fund and are not binding upon the officer executing the Plan or the Fund's Board of Directors.

   Section 14. Miscellaneous. If any provision of the Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.

   IN WITNESS WHEREOF, the Fund has executed the Plan as of March 4, 1999.

                                        Integrity Small-Cap Fund of Funds, Inc.

                                        By:  /Robert E. Walstad/
                                        Robert E. Walstad
                                        President

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